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                              December 21, 2020

       Zak Calisto
       Chief Executive Officer
       Karooooo Pte. Ltd.
       10 Anson Road #12-14
       International Plaza
       Singapore 079903

                                                        Re: Karooooo Pte. Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
25, 2020
                                                            CIK No. 0001828102

       Dear Mr. Calisto:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted November 25, 2020

       Summary, page 1

   1. Provide the basis for your assertion that you are a leading global provider of real-time mobility data analytics
solutions for smart transportation.
   2. Please disclose the date as of which you supported more than 1.2 million subscribers.
       Summary Financial and Other Information, page 11

   3. Please revise here and on page 57 to disclose the actual basic and diluted earnings per share as presented on
page F-47.
 Zak Calisto
FirstName  LastNameZak  Calisto
Karooooo Pte. Ltd.
Comapany21,
December   NameKarooooo
              2020        Pte. Ltd.
December
Page 2    21, 2020 Page 2
FirstName LastName
Risk Factors
Risks Relating to Our Business and Operations
We may not be able to add new subscribers   , page 15

4. Please disclose the average length of your sales cycle for your medium-sized business and large enterprises as compared to your consumer, sole proprietor and small business customers.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics
Adjusted Earnings Before Interest Depreciation Taxation and Amortization ( Adjusted
EBITDA   ), page 65

5. We note your non-IFRS measure Adjusted EBITDA excludes the amortization of capitalized commission costs. Tell us how you considered Question
100.01 of the Non-
         GAAP Compliance and Disclosure Interpretations as sales commissions appear to be a normal, recurring cash operating expense necessary to operate your business.
Free Cash Flow and Free Cash Flow Margin, page 66

6. Revise here and throughout the filing to disclose the comparable IFRS measure for free cash flow margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Business
Overview, page 81

7. Please disclose any material assumptions and limitations associated with your estimate of your total addressable market as addressed in the Allied Market Research report. Please also balance your disclosure in this section by disclosing the size and potential growth of these markets in South Africa where you conduct the substantial majority of your operations.
Principal and Selling Shareholder, page 111

8. Please disclose any significant change in the percentage ownership held by any major shareholders during the past three years and the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Items
         7.A.1(b) and 7.A.2 of Form 20-F.
Notes to the Consolidated Financial Statements
2.2 Accounting policies
q) Revenue
Subscription revenues, page F-19

9. We note that non-refundable amounts received at the inception of the contract and
 Zak Calisto
Karooooo Pte. Ltd.
December 21, 2020
Page 3
      revenues from certain customers that have paid for the service upfront (page F-33) are recognized over the expected term of the customer relationship. Please tell us your basis for recognizing these revenues over the expected term of the customer relationship and refer to the authoritative accounting guidance you relied upon. Dealership fitments, page F-20

10. We note that units that are installed into dealership vehicles are classified as inventory.
      Please explain your basis for classification as inventory considering that, like your other devices, ownership of the device remains with the group. Refer to the authoritative guidance that supports your classification.
17. Amounts received in advance, page F-33

11. Revise to disclose the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period and when you expect to recognize these amounts as revenue. Refer to paragraph 120 of IFRS 15.
36. Subsequent Events, page F-48

12. Please tell us your consideration of including pro forma per share data giving effect to the number of common shares whose proceeds would be necessary to pay the May and
      November dividends in excess of the current year s earnings. Refer to SAB Topic 1:B.3.
      Similar concerns also apply to the Summary and Selected Financial and Other
      Information.
General

13. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameZak Calisto
                                                             Division of
Corporation Finance
Comapany NameKarooooo Pte. Ltd.
                                                             Office of
Technology
December 21, 2020 Page 3
cc:       Roshni Cariello
FirstName LastName